Filing by Columbia Funds Series Trust I pursuant to Rule 425 under the Securities Act of 1933, and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Company:

BMO Funds, Inc.

(SEC File No. 811-58433)

BMO FUNDS, INC.

Supplement dated August 17, 2021 to the Prospectuses,

Summary Prospectuses, and Statements of Additional Information each dated December 29, 2020, as supplemented

On August 11, 2021, the Board of Directors (the “Board”) of BMO Funds, Inc. (the “Corporation”) approved agreements and plans of reorganization (each a “Plan” and together, the “Plans”) providing for the reorganization of certain series of the Corporation (each a “BMO Fund”) into a corresponding series (each an “Acquiring Fund”) of Columbia Funds Series Trust (“CFST”), Columbia Funds Series Trust I (“CFST I”) or Columbia Funds Series Trust II (“CFST II”) (each a “Reorganization” and together, the “Reorganizations”).

BMO Asset Management Corp. (“BAMC”), investment adviser to each of the BMO Funds, recommended that the Board approve the Reorganizations in connection with its decision to exit the mutual fund investment advisory business in the United States, including ceasing management of the BMO Funds. BAMC’s decision to exit the mutual fund investment advisory business is connected to the decision by Bank of Montreal, BAMC’s parent, to sell the entities representing its EMEA (Europe, the Middle East and Africa) asset management business to Ameriprise Financial, Inc. (the “EMEA Transaction”). To ensure that shareholders of the BMO Funds have continued access to a large and stable mutual fund platform, BAMC has proposed reorganizing the BMO Funds into the Acquiring Funds. Columbia Management Investment Advisers, LLC (“Columbia”) serves as investment adviser to each of the Acquiring Funds.

Each Reorganization is subject to the approval by shareholders of the applicable BMO Fund. The Plans provide for each BMO Fund to transfer all of its assets to the corresponding Acquiring Fund in return for shares of the Acquiring Fund and the Acquiring Fund’s assumption of the BMO Fund’s obligations, as defined in the Plans. Shareholders of each BMO Fund as of the closing date will become shareholders of the corresponding Acquiring Fund, receiving shares of the Acquiring Fund equal in value to the shares of the BMO Fund held by the shareholders prior to the applicable Reorganization. The Reorganizations are not expected to result in the recognition of gain or loss by the BMO Fund or its shareholders for federal tax purposes. Shareholders of the BMO Funds and the Acquiring Funds will not bear the costs of the Reorganizations.

The tables below show the BMO Funds and corresponding Acquiring Funds.

Proposed Reorganizations from the Corporation into CFST

BMO Fund	Corresponding Acquiring Fund
BMO Disciplined International Equity Fund	Columbia Overseas Value Fund
BMO Mid-Cap Value Fund	Columbia Select Mid Cap Value Fund
BMO Small-Cap Value Fund	Columbia Small Cap Value Fund II
BMO Short Tax-Free Fund	Columbia Short Term Municipal Bond Fund
BMO Short-Term Income Fund	Columbia Short Term Bond Fund
BMO Balanced Allocation Fund	Columbia Capital Allocation Moderate Aggressive Portfolio

Proposed Reorganizations from the Corporation into CFST I

BMO Fund	Corresponding Acquiring Fund
BMO LGM Emerging Markets Equity Fund	Columbia Emerging Markets Fund
BMO Mid-Cap Growth Fund	Columbia Mid Cap Growth Fund
BMO Core Plus Bond Fund	Columbia Total Return Bond Fund
BMO Corporate Income Fund	Columbia Corporate Income Fund
BMO Intermediate Tax-Free Fund	Columbia Intermediate Municipal Bond Fund
BMO Strategic Income Fund	Columbia Strategic Income Fund

Proposed Reorganizations from the Corporation into CFST II

BMO Fund	Corresponding Acquiring Fund
BMO Conservative Allocation Fund	Columbia Capital Allocation Conservative Portfolio
BMO Moderate Allocation Fund	Columbia Capital Allocation Moderate Portfolio
BMO Growth Allocation Fund	Columbia Capital Allocation Aggressive Portfolio
BMO Aggressive Allocation Fund	Columbia Capital Allocation Aggressive Portfolio
BMO Dividend Income Fund	Columbia Integrated Large Cap Value Fund
BMO Large Cap Value Fund	Columbia Integrated Large Cap Value Fund
BMO Low Volatility Equity Fund	Columbia Integrated Large Cap Value Fund
BMO Large-Cap Growth Fund	Columbia Integrated Large Cap Growth Fund
BMO Small-Cap Growth Fund	Columbia Integrated Small Cap Growth Fund
BMO Pyrford International Stock Fund	Columbia Pyrford International Stock Fund
BMO Ultra Short Tax-Free Fund	Columbia Ultra Short Municipal Bond Fund

Share Class Mapping

If a BMO Fund’s shareholders approve a Reorganization, the BMO Fund shareholders will receive shares of the corresponding Acquiring Fund as set forth in the table below:

BMO Fund Share Class	Acquiring Fund Share Class
Class A	Class A
Class I	Class Advisor
Class R6	Class Inst3
Class Y	Class A
Class R3	Class R

Interim Advisory and Subadvisory Agreements

BAMC’s disciplined equity team (the “DE Team”) manages the (1) BMO Disciplined International Fund, (2) BMO Mid-Cap Value Fund, (3) BMO Small-Cap Value Fund, (4) BMO Mid-Cap Growth Fund, (5) BMO Dividend Income Fund, (6) BMO Large-Cap Value Fund, (7) BMO Low Volatility Equity Fund, (8) BMO Large-Cap Growth Fund, and (9) BMO Small-Cap Growth Fund (together, the “DE Funds”). The DE Team will transfer to become employees of Columbia on or about December 16, 2021. On August 11, 2021, the Board approved an interim investment advisory agreement between Columbia and the Corporation, on behalf the DE Funds that will go into effect when the DE Team transfers to Columbia, if one or more of the DE Funds have not reorganized into the corresponding Acquiring Fund as of the transfer date. Shareholders of the DE Funds will be asked to approve a new investment advisory agreement between Columbia and the Corporation in addition to being asked to approve the applicable Reorganization. The interim advisory agreement can continue in effect for 150 days or until shareholders of a DE Fund approve a new investment advisory agreement between Columbia and the Corporation.

Pyrford International Ltd. (“Pyrford”) serves as investment subadviser to the BMO Pyrford International Stock Fund (the “Pyrford Fund”) pursuant to a subadvisory agreement with BAMC. LGM Investments Limited (“LGM”) serves as the investment subadviser to the BMO LGM Emerging Markets Equity Fund (the “LGM Fund”) pursuant to a subadvisory agreement with BAMC. The change of control of Pyrford and LGM resulting from the EMEA Transaction in the fourth quarter of 2021 will trigger an assignment and termination of the subadvisory agreements for the Pyrford Fund and the LGM Fund. In order to ensure continuity of portfolio management for the Pyrford Fund and the LGM Fund, the Board approved interim subadvisory agreements between BAMC and LGM for the LGM Fund and between BAMC and Pyrford for the Pyrford Fund. Each interim subadvisory agreement will go into effect on the date that Pyrford and LGM undergo a change of control. The interim subadvisory agreements can continue in effect for 150 days or until shareholders of the Pyrford Fund and the LGM Fund approve a new subadvisory agreement. Shareholders of the Pyrford Fund and LGM Fund will be asked to approve new investment subadvisory agreements between BAMC and Pyrford and BAMC and LGM, respectively, in addition to being asked to approve the applicable Reorganization.

BMO Funds Shareholder Meeting

The Board will call a joint meeting of shareholders of the BMO Funds at which shareholders of each BMO Fund will be asked to consider and vote on a Plan with respect to their BMO Fund. As indicated above, shareholders of the DE Funds will also be asked to consider and vote on a new investment advisory agreement, and shareholders of the Pyrford Fund and LGM Fund will be asked to consider and vote on new subadvisory agreements. The joint shareholder meeting is expected to take place during the fourth quarter of 2021.

Shareholders of each BMO Fund will receive a combined prospectus/proxy statement with additional information about the shareholder meeting, the Reorganizations and the new investment advisory or subadvisory agreements. Please read the proxy materials carefully, as they will contain a more detailed description of the proposals.

Please retain this Prospectus Supplement with your Prospectus, Summary Prospectus and

Statement of Additional Information

for future reference.

115 S LaSalle St. 11th Floor Chicago, IL 60603

PRODUCT ALERT BMO Funds - Reorganizations	August 17, 2021

In connection with the decision to exit the asset management business in the United States, BMO Asset Management Corp. (“BAMC”) recommended that the BMO Funds Board approve the fund reorganizations detailed below. On August 11, 2021, after a thoughtful review and analysis, the BMO Funds Board of Directors approved the planned reorganizations, which are subject to shareholder approval.

Merging Fund	Acquiring Fund

BMO Large-Cap Growth Fund	Columbia Integrated Large Cap Growth Fund*

BMO Large Cap Value Fund	Columbia Integrated Large Cap Value Fund*

BMO Mid-Cap Growth Fund	Columbia Mid Cap Growth Fund

BMO Mid-Cap Value Fund	Columbia Select Mid Cap Value Fund

BMO Small-Cap Growth Fund	Columbia Integrated Small Cap Growth Fund*

BMO Small-Cap Value Fund	Columbia Small Cap Value Fund II

BMO Dividend Income Fund	Columbia Integrated Large Cap Value Fund*

BMO Low Volatility Equity Fund	Columbia Integrated Large Cap Value Fund*

BMO Disciplined International Equity Fund	Columbia Overseas Value Fund

BMO LGM Emerging Markets Equity Fund	Columbia Emerging Markets Fund

BMO Pyrford International Stock Fund	Columbia Pyrford International Stock Fund*

BMO Core Plus Bond Fund	Columbia Total Return Bond Fund

BMO Corporate Income Fund	Columbia Corporate Income Fund

BMO Strategic Income Fund	Columbia Strategic Income Fund

BMO Short-Term Income Fund	Columbia Short Term Bond Fund

BMO Intermediate Tax-Free Fund	Columbia Intermediate Municipal Fund

BMO Short Tax-Free Fund	Columbia Short Term Municipal Bond Fund

BMO Ultra Short Tax-Free Fund	Columbia Ultra Short Municipal Bond Fund*

BMO Conservative Allocation Fund	Columbia Capital Allocation Conservative Portfolio

BMO Moderate Allocation Fund	Columbia Capital Allocation Moderate Portfolio

BMO Balanced Allocation Fund	Columbia Capital Allocation Moderate Aggressive Portfolio

BMO Growth Allocation Fund	Columbia Capital Allocation Aggressive Portfolio

BMO Aggressive Allocation Fund	Columbia Capital Allocation Aggressive Portfolio

* Denotes newly-registered funds that will be created to retain the BMO Large Cap Growth, BMO Large Cap Value, BMO Small Cap Growth, BMO Pyrford International Stock and BMO Ultra Short Tax-Free Fund strategies. In some cases, other BMO Funds will merge into these newly-registered funds; all other Columbia Funds are currently in operation.

FOR FINANCIAL PROFESSIONAL USE ONLY

115 S LaSalle St. 11th Floor Chicago, IL 60603

PRODUCT ALERT BMO Funds - Reorganizations	August 17, 2021

A supplement to each Fund’s prospectus announcing the Plan of Reorganization was filed on August 17, 2021. Pending shareholder approvals, the Merging Funds are scheduled to merge into their respective Acquiring Funds starting in December 2021 and completing in January 2022.

Each Plan of Reorganization is subject to approval by shareholders of the applicable Merging Fund. Shareholders of each Merging Fund will become shareholders of the corresponding Acquiring Fund, receiving shares of the Acquiring Fund equal in value to the shares of the Merging Fund held by the shareholders prior to the applicable Reorganization. The Reorganizations themselves are not expected to result in the recognition of gain or loss by the Merging Fund or its shareholders for federal tax purposes. Shareholders of the Merging Funds and the Acquiring Funds will not bear the costs of the Reorganizations. Certain Merging Funds will reposition their portfolios prior to the Reorganizations. Any resulting net capital gains are likely to be distributed to shareholders in early December.

Pending shareholder approval, Merging Fund shareholders will receive shares of the corresponding Acquiring Fund as set forth in the table below:

Merging Fund Class	Acquiring Fund Class

Class A	Class A

Class I	Class Advisor

Class R6	Class Inst3

Class Y	Class A

Class R3	Class R

A joint meeting of shareholders of the Merging Funds is expected to take place during the fourth quarter of 2021 at which they will be asked to consider and vote on a Plan with respect to their Merging Fund. Shareholders of the Disciplined Equity Funds will also be asked to consider and vote on a new investment advisory agreement, and shareholders of the Pyrford Fund and LGM Fund will be asked to consider and vote on new subadvisory agreements.

Shareholders of each Merging Fund will receive a combined prospectus/proxy statement with additional information about the shareholder meeting, the Plan of Reorganization and the new investment advisory or subadvisory agreements.

If you have any further questions, please contact Pete Papageorgakis.

All investments involve risk, including the possible loss of principal.

BMO Global Asset Management is the brand name for various affiliated entities of BMO Financial Group that provide investment management, retirement, and trust and custody services. Certain of the products and services offered under the brand name BMO Global Asset Management are designed specifically for various categories of investors in a number of different countries and regions and may not be available to all investors. Products and services are only offered to such

FOR FINANCIAL PROFESSIONAL USE ONLY

115 S LaSalle St. 11th Floor Chicago, IL 60603

PRODUCT ALERT BMO Funds - Reorganizations	August 17, 2021

investors in those countries and regions in accordance with applicable laws and regulations. BMO Financial Group is a service mark of Bank of Montreal (BMO).

Investment products are: NOT A DEPOSIT – NOT FDIC INSURED - NO BANK GUARANTEE – MAY LOSE VALUE

Investors should carefully consider the investment objectives, risks, charges and expenses of the BMO Funds. This and other important information is contained in the prospectuses and/or summary prospectuses, which can be obtained by calling 1-800-236-3863. Please read carefully before investing.

BMO Asset Management Corp. is the investment adviser to the BMO Funds. BMO Funds are distributed by Foreside Financial Services, LLC.

Important Additional Information and Where to Find It

BMO Funds, its directors and officers are deemed to be participants in the solicitation of proxies from BMO Funds’ shareholders in connection with the matters to be considered at the joint meeting of shareholders described herein. Information regarding the names of the directors and officers of BMO Funds, and their interests in BMO Funds by security holdings or otherwise, can be found in the most recent statement of additional information of BMO Funds, filed with the Securities and Exchange Commission (“SEC”) on July 6, 2021. A combined prospectus/proxy statement will be filed with the SEC in connection with the solicitation of proxies from BMO Funds’ shareholders in connection with each Plan of Reorganization and, as applicable, the new investment advisory and subadvisory agreements. SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ ANY SUCH PROSPECTUS/PROXY STATEMENT CAREFULLY AND IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE, AS IT WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain copies of the combined prospectus/proxy statement and other documents filed by BMO Funds with the SEC for no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge by contacting BMO Funds’ proxy solicitor toll free at 888-991-1289.

FOR FINANCIAL PROFESSIONAL USE ONLY

COLUMBIA THREADNEEDLE INVESTMENTS — BMO UPDATE

In April 2021, we announced an agreement to acquire Bank of Montreal’s (BMO) EMEA asset management business, a leading asset manager with $124 billion of client AUM (as of 03/31/21). This acquisition supports Columbia Threadneedle Investments’ strategic aim of broadening our core offerings and solutions capabilities to meet the developing needs of our clients. The acquisition is on track to close in the fourth quarter.

Along with the new capabilities and assets in EMEA, we have been collaborating with BMO to transition certain clients, funds and investment teams of BMO’s U.S. asset management business to Columbia Threadneedle. This work covers a range of product types, including mutual funds, SMAs and model portfolios for retail clients and separate accounts, collective investment trusts (CIT) and private funds for institutional clients. This communication provides an update on our efforts.

BMO U.S. fund mergers and proxies

With respect to BMO’s U.S. mutual fund range, BMO has decided to exit the mutual fund advisory business in the U.S. and correspondingly, BMO and Columbia Threadneedle are moving forward with a plan of reorganization. If approved by BMO fund shareholders and other closing conditions are satisfied, this plan will result in the acquisition of 23 BMO U.S. mutual funds through mergers with Columbia funds. These proposed mergers ensure that shareholders of the affected funds will have continued access to a large and stable platform with Columbia Management Investment Advisers, LLC serving as investment adviser. The merging and acquiring funds have similar investment objectives, principal investment strategies and investment policies.

Additions to the Columbia fund lineup

As part of the transition, we are seeking to launch five new Columbia funds into which several BMO funds will merge. The new Columbia funds will mirror the investment strategies of the merging BMO funds (and in the case of Columbia Integrated Large Cap Value Fund will mirror BMO Large-Cap Value Fund) and adopt standard Columbia fund contracts and fee schedules. Initial filings have been made to register these new Columbia funds, which are shown in italics in the table that follows.

◾	On August 17, 2021, the Columbia funds made an initial filing to register the five new Columbia funds.
◾	On August 17, 2021, BMO Funds filed supplements referencing proposals to reorganize 23 of their U.S. mutual funds.
◾	On August 18, 2021, Columbia funds plan to file combined proxy statements/prospectuses for the proposed mergers.
◾	Merger transactions are expected to complete in the first quarter of 2022, pending shareholder approval and satisfaction of other closing conditions.

Merging fund	Acquiring fund

BMO Aggressive Allocation Fund	Columbia Capital Allocation Aggressive Portfolio

BMO Balanced Allocation Fund	Columbia Capital Allocation Moderate Aggressive Portfolio

BMO Conservative Allocation Fund	Columbia Capital Allocation Conservative Portfolio

BMO Core Plus Bond Fund	Columbia Total Return Bond Fund

BMO Corporate Income Fund	Columbia Corporate Income Fund

BMO Disciplined International Equity Fund	Columbia Overseas Value Fund

BMO Dividend Income Fund	Columbia Integrated Large Cap Value Fund

BMO Growth Allocation Fund	Columbia Capital Allocation Aggressive Portfolio

BMO Intermediate Tax-Free Fund	Columbia Intermediate Municipal Bond Fund

BMO Large-Cap Growth Fund	Columbia Integrated Large Cap Growth Fund

For institutional and broker/dealer use only. This material has not been filed with FINRA and may not be shown, quoted to, or used with, members of the general public.

©2021 Columbia Management Investment Advisers, LLC. All rights reserved.

Columbia Management Investment Distributors, Inc.	Not Federally Insured	No Financial Institution Guarantee	May Loss Value

columbiathreadneedle.com/us 800.426.3750	3716345 (08/21)

August 17, 2021

Merging fund (cont.)	Acquiring fund (cont.)

BMO Large-Cap Value Fund	Columbia Integrated Large Cap Value Fund

BMO LGM Emerging Markets Equity Fund	Columbia Emerging Markets Fund

BMO Low Volatility Equity Fund	Columbia Integrated Large Cap Value Fund

BMO Mid-Cap Growth Fund	Columbia Mid Cap Growth Fund

BMO Mid-Cap Value Fund	Columbia Select Mid Cap Value Fund

BMO Moderate Allocation Fund	Columbia Capital Allocation Moderate Portfolio

BMO Pyrford International Stock Fund	Columbia Pyrford International Stock Fund

BMO Short Tax-Free Fund	Columbia Short Term Municipal Bond Fund

BMO Short-Term Income Fund	Columbia Short Term Bond Fund

BMO Small-Cap Growth Fund	Columbia Integrated Small Cap Growth Fund

BMO Small-Cap Value Fund	Columbia Small Cap Value Fund II

BMO Strategic Income Fund	Columbia Strategic Income Fund

BMO Ultra Short Tax-Free Fund	Columbia Ultra Short Municipal Bond Fund

Acquiring fund names shown in italics above represent new Columbia funds that will not be publicly offered until their registration is effective and their applicable merging funds are reorganized into them.

If approved, merging fund shareholders will receive shares of the acquiring fund as set forth in the table below:

Merging fund share class	Acquiring fund share class

Class A	Class A

Class I	Class Advisor

Class R6	Class Institutional 3

Class Y	Class A

Class R3	Class R

BMO Global Asset Management (GAM) U.S. SMA and model portfolios

BMO also has a range of retail SMAs and model portfolios. We are working with BMO and sponsors to transition certain of these assets to Columbia Threadneedle, subject to client consent. This work is ongoing, and we will provide additional updates once final decisions have been made.

BMO GAM U.S. institutional clients

We are also working with BMO to evaluate the potential transfer of certain institutional clients and assets, including separate accounts, private funds and CITs. This includes the institutional strategies currently managed by BMO’s Disciplined Equity, Pyrford and LGM teams, with options for clients to keep their existing strategies and managers as these teams move to Columbia Threadneedle. Many clients invested in other strategies are being offered the option to transition to Columbia Threadneedle strategies or solutions. We will provide additional updates on this effort in due course.

BMO GAM U.S. investment teams

We expect that BMO’s Disciplined Equity Team, which is based in Chicago and led by Ernesto Ramos, will transition to Columbia Threadneedle in December 2021. The team will continue with their established investment process and philosophy and be known as the Columbia Integrated Equity Team. They will manage a full range of investment strategies across a number of vehicles and accounts, including those mutual funds shown in the table above with “Integrated” in their names upon such funds’ effectiveness.

Summary

The attached prospectus supplement provides details of Columbia funds involved in the proposed merger transactions. In closing, there is a significant body of work underway as we seek to transition BMO’s U.S. asset management clients and assets to Columbia Threadneedle. Related to this effort, our acquisition of BMOs EMEA asset management business is on track to close in the fourth quarter of this year. We are confident that this transaction will allow us to better serve existing and new individual and institutional clients. As always, your relationship manager or dedicated service team can assist with any questions regarding this information.

Institutional Dealers	Broker Dealers	Registered Investment Advisors	Independent Advisors	Investment-Only Distribution (DC/VA)	ETF Sales Team

866.548.9501	800.215.5005	866.444.5435	800.446.4008	877.894.3592	888.800.4347

2

August 17, 2021

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund. For information regarding an acquiring fund, the proposed mergers or, in the case of certain funds, the proposal regarding new advisory or subadvisory agreements, please refer to the applicable combined proxy statement/prospectus, when available. The combined proxy statement/prospectus will contain important information about fund objectives, strategies, fees, expenses and risk considerations. Each combined proxy statement/prospectus and proxy statement will be available for free on the website of the Securities and Exchange Commission (www.sec.gov). Copies will also be available at no charge by contacting BMO Funds’ proxy solicitor toll free at 888-991-1289. Please read the applicable combined proxy statement/prospectus carefully before making any decision to invest or when considering a proposal.

Please have your clients read and consider investment objectives, risks, charges and expenses carefully before investing. Remind them to contact you or visit columbiathreadneedleus.com for a prospectus or summary prospectus, which contains this and other important information about the fund.

Columbia Threadneedle Investments (Columbia Threadneedle) is the global brand name of the Columbia and Threadneedle group of companies.

Columbia funds are distributed by Columbia Management Investment Distributors, Inc., member FINRA. Columbia funds are managed by Columbia Management Investment Advisers, LLC (CMIA).

3